GoodGame Advisors LLC

Statement of Financial Condition

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-71299

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **08/21/2025** AND ENDING **12/31/2025**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **GOODGAME ADVISORS LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

11015 SANCTUARY COVE COURT

(No. and Street)

LAS VEGAS	**NV**	**89135**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Pascal Roche	2127514422	proche@dfppartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

YSL & Associates LLC

(Name – if individual, state last, first, and middle name)

11 Broadway	New York	NY	10004
(Address)	(City)	(State)	(Zip Code)

6/6/2006	2699
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nicholas Tuosto _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of GOODGAME ADVISORS LLC _____, as of December 31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:
Signed by:
Nick Tuosto
C419AAE718BE460...

Title: CEO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*****To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

GoodGame Advisors LLC
Contents

YSL & Associates LLC

Certified Public Accountants | Member of Parker Russell International

11 Broadway, Suite 700, New York, NY 10004   Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
GoodGame Advisors LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of GoodGame Advisors LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

YSL & Associates LLC

We have served as GoodGame Advisors LLC's auditor since 2025.

New York, NY

March 25, 2026

GoodGame Advisors LLC
Statement of Financial Condition
December 31, 2025

Assets

Cash	$	855,238
Accounts receivable		75,000
Prepaid expenses and other current assets		3,624
Total assets	$	933,862

Liabilities and Member's equity

Accounts payable and accrued expenses	$	610,536
Deferred revenue		75,000
Total liabilities		685,536
Member's equity		248,326
Total liabilities and member's equity	$	933,862

See notes to the statement of financial condition

GoodGame Advisors LLC
Notes to the Statement of Financial Condition
December 31, 2025

1. **Organization and Nature of Business**

   GoodGame Advisors LLC (the "Company") was incorporated in the state of Delaware in April 2024. The Company's principal operation is to engage in underwriting, private placement activity and mergers and acquisitions. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") effective August 21, 2025 (Commencement of Operations).

2. **Summary of Significant Accounting Policies**

   Basis of Presentation

   These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") and pursuant to the rules and regulations regarding financial reporting of the SEC.

   Use of Estimates

   The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

   Allowance for Credit Losses

   The Company follows ASC Topic 326, "Financial Instruments – Credit Losses" ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis, the allowance for credit losses is reported as a valuation account on the statement of financial condition that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses are reported in credit loss expense.

   The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees receivable is not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards. Management does not believe that an allowance is required as of December 31, 2025. For the year ended December 31, 2025, the Company has no credit loss expense.

   Accounts Receivable and Contract Balances

   As of December 31, 2025 and August 21, 2025, accounts receivable were $75,000 and $0, respectively.

   As of December 31, 2025, the Company had contract liabilities of $75,000 and no contract assets. As of August 21, 2025 (inception), the Company had no contract assets or contract liabilities.

2.   **Summary of Significant Accounting Policies (continued)**

Cash and Concentration of Credit Risk

The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. The Company considers money market accounts and money market funds to be cash equivalents. The Company does not have any cash equivalents.

The Company maintains its cash balances in a financial institution which is insured by the Federal Deposit Insurance Corporation ("FDIC"). The Company's account balances that are non-interest-bearing accounts are subject to the Dodd-Frank Wall Street Reform and Consumer Protection Act.

The Company has significant cash balances at one financial institution which throughout the year could regularly exceed the federally insured limit of $250,000. The Company has not experienced any losses related to such balances and management does not believe it is exposed to significant credit risk.

For the period from August 21, 2025 (inception) through December 31, 2025, 100% of the Company's accounts receivable was generated from a single customer.

3.   **Regulatory Net Capital Requirement**

The Company is a member of FINRA and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This rule requires that the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2025, the Company's net capital was approximately $169,701 which was approximately $69,701 above its minimum requirement of $100,000. The Company's ratio of aggregate indebtedness to net capital was approximately 4.04 to 1.

4.   **Related Party Transactions**

The Company and GGP Management, L.P. ("GGP"), an affiliate, entered into an Expense Sharing Agreement effective January 1, 2025. In accordance with the Expense Sharing Agreement, the Company reimburses GGP periodically for its proportional share of support services which include administrative, operational and other services. GGP employs personnel to perform services as may reasonably be required to conduct the business activities of the Company. The Company and GGP may amend the Expense Sharing Agreement from time to time as needed.

At December 31, 2025, the Company had a payable to GGP of $122,255 related to allocated expenses. The balance is unsecured, noninterest-bearing, and due on demand.

5.   **Going Concern Assessment**

The Company incurred a loss for period from August 21, 2025 through December 31, 2025. The owner has committed to provide financial support, as needed, to enable the Company to continue its operations and maintain compliance with regulatory capital requirements. Based on this support, management has concluded that there is no substantial doubt about the Company's ability to continue as a going concern.

6.   Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, underwriter or selling group participant and private placement. The Company has identified its Chief Executive Officer ("CEO") as its decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest or distribute profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

7.   Subsequent Events

The Company has evaluated subsequent events through the date the statement of financial condition was issued. The Company has determined that there were no subsequent events requiring recognition or disclosure in the accompanying statement of financial condition.